exhibit 3.3

AMENDMENT TO THE
AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
VALUENCE MERGER CORP. I

RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

FIRST, RESOLVED, as a special resolution: that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Article 13 in its entirety and the insertion of the following language in its place:

“13.	Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”) at any time and from time to time prior to the consummation of a Business Combination at the election of the holders of the Class B Shares.”; and

SECOND, RESOLVED, as a special resolution: that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Article 166 in its entirety and the insertion of the following language in its place:

“166.	Except in connection with the conversion of Class B Shares into Class A Shares pursuant to Article 13 where the holders of such Shares have waived any right to receive funds from the Trust Fund, after the issue of Public Shares, and prior to the consummation of a Business Combination, the Directors shall not issue additional Shares or any other securities that would entitle the holders thereof to (i) receive funds from the Trust Fund or (ii) vote as a class with Public Shares on any Business Combination.”